SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                              (Amendment No.3)*


                                   TNT N.V.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Ordinary Shares, par value Euro 0.48
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  892339102
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              November 20, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.892339102                   13G/A                   Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     State of the Netherlands(1)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0(2)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0(2)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT



----------
(1) Acting solely through its duly authorized representative of the Ministry of Finance.

(2) This Amendment No. 3 to the Schedule 13G is being filed pursuant to Rule 13d-1(d), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing and reflects the sale of 45,973,810 Ordinary Shares by the State of the Netherlands to Citigroup Global Markets Ltd. and UBS Limited on November 20, 2006.

CUSIP No.892339102                    13G/A                  Page 3 of 5 Pages


     This Amendment No. 3 amends and supplements the Schedule 13G of The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance, filed with the U.S. Securities and Exchange Commission on September 9, 2003, as previously amended by Amendment No. 1 thereto filed on February 3, 2005 and Amendment No. 2 thereto filed on August 22, 2005, with respect to the Ordinary Shares of TNT N.V.(3), a Netherlands corporation, beneficially owned by The State of the Netherlands.


Item 1(a).  Name of Issuer:

            TNT N.V.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Neptunusstraat 41-63, 2132 JA Hoofddorp, The Netherlands
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Prinses Beatrixlaan 512, 2500 EE Den Haag, The Netherlands
            (Ministry of Finance)
            ____________________________________________________________________

Item 2(c).  Citizenship:

            The Netherlands
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Ordinary Shares, par value Euro 0.48
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depository Shares is 892339102.
            ____________________________________________________________________

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            N/A


----------
(3) On April 7, 2005, the Annual General Meeting of Shareholders approved a statutory name change from TPG N.V. to TNT N.V.

CUSIP No.892339102                    13G/A                  Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          0(4)
          ______________________________________________________________________

     (b)  Percent of class:
          0%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 0,

          (ii)  Shared power to vote or to direct the vote 0,

          (iii) Sole power to dispose or to direct the disposition of 0,

          (iv)  Shared power to dispose or to direct the disposition of 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N/A
         _______________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

         N/A
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         N/A
         _______________________________________________________________________

Item 10. Certifications.

         N/A


----------

(4) This Amendment No. 3 to the Schedule 13G is being filed pursuant to Rule 13d-1(d), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing and reflects the sale of 45,973,810 Ordinary Shares by the State of the Netherlands to Citigroup Global Markets Ltd. and UBS Limited on November 20, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2007

                               STATE OF THE NETHERLANDS

                               Acting through its duly authorized
                               representative of the Ministry of Finance



                               By: /s/ Jean Paul Schaay
                                   -------------------------------------
                                   Name:  Jean Paul Schaay
                                   Title: Deputy director, Financing Department




Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).